Exhibit (h)(xlvii)

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of September 28, 2020, by and between Polen Capital Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of the Polen Global Emerging Markets Growth Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses” (as defined on Form N-1A) and brokerage commissions, do not exceed the levels described below;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement. The Adviser agrees that from the commencement of the operations of the Fund through October 31, 2021, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses” and brokerage commissions do not exceed 1.25% (on an annual basis) with respect to the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser on or after the date hereof with respect to the Fund pursuant to this Agreement for a three (3) year period following the date of such fee waiver and/or expense reimbursement. The Adviser is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the limits set forth in the preceding paragraph or any lesser limits in effect at the time of reimbursement.

Term. This Agreement shall terminate on October 31, 2021, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Effective as of the date first set forth above.

Polen Capital Management, LLC

By:	/s/ Stan Moss
Name:	Stan Moss
Title:	Chief Executive Officer

FUNDVANTAGE TRUST, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President